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18006117

S[illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8- 46219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Street Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Alfredo Stalin Cruz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Street Capital LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of NY
County of NY
Subscribed and sworn to (or affirmed) before me on this 26 day of FEB, 2018 by
ALFREDO STALIN CRUZ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

CHRISTINE M. CARSWELL
Notary Public, State of New York
No. 01CA4651032
Qualified in Suffolk County
Commission Expires December 31, 2021

Windsor Street Capital, LP
Contents
December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Windsor Street Capital, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Windsor Street Capital, LP (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, aside from the departure mentioned in the following paragraph, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

The Company has excluded from the accompanying statement of financial condition, deferred rent payable under the current lease. Accounting principles generally accepted in the United States of America require that such deferred rent be shown as a liability. If this were recorded as of December 31, 2017, a deferred rent payable of $171,493 would appear as liability on the statement of financial condition, ending Partners' Capital in the statement of changes in partners' capital, would be reduced by $171,493 and net income on the statement of operations would be increase by $34,971 for the year then ended.

As discussed in Note 4, the Company is currently facing a fine of $1,200,000 imposed by FINRA for various alleged violations of securities laws. The Company believes these allegations are without merit, but an adverse ruling on this matter could have a profound effect upon the Company's ability to continue as a going concern. Since it is not possible, at this time, to predict the full outcome of this contingency, we have not modified our opinion on the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2014.

New York, New York
February 26, 2018

Windsor Street Capital, LP
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	277,165
Due from clearing brokers		400,000
Deposit with clearing brokers		279,418
Securities owned, at market		4,517
Advances to employees, net		1,505,880
Prepaid expense		57,759
Other assets		349,004
Total assets	$	2,873,744
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	218,439
Accrued expenses and other liabilities		558,088
Total liabilities		776,527
Commitments and contingencies		
Partners' capital		2,097,217
Total liabilities and partners' capital	$	2,873,744

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business
"Windsor Street Capital, LP" (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investment Protection Corporation ("SIPC").

The Partnership has agreements (the "Agreements") with its clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company also earns fee income from private placements and consulting services. Fees are recognized according to the terms of written contracts.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Unrealized gains (losses) on securities are reflected in trading gains on the statement of income. Dividends are recorded on the ex-dividend date.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments (i.e., cash and cash equivalents, due from and deposits with clearing brokers) approximates their fair value due to their short-term maturity. For securities that are owned at market, fair values are based on quoted prices in active markets

Income Taxes
The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents
The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in financial institutions which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment. Most of these advances consist of commissions paid in advance that will be earned by these employees in the future. The number shown on the balance sheet is the net number and includes an allowance for doubtful accounts of $1,408,545 relating to former employees. The firm is making all efforts to recapture a good portion of the allowance thru legal proceedings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with one brokerage clearing firm to carry its account and the accounts of its customers. The brokers have custody of the Partnership's securities and, in the normal course of business, cash balances which may be due from or to these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $400,000 at COR Clearing. At December 31, 2017, the firm also had a receivable of $279,418 due from the same brokerage clearing firm.

3. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2017, the Partnership has net capital of $184,157 which is $62,388 in excess of its minimum net capital required of $121,769. The Partnership has aggregate

indebtedness of $1,826,527. The Partnership's ratio of aggregate indebtedness to net capital is 9.91 to 1 at December 31, 2017.

4. Commitment and Contingencies

Litigation
In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $xxx. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously. During the year ended December 31, 2017, certain arbitration matters were settled for $255,600, of which $112,500 is currently open and accrued on the books of the Partnership.

On January 25, 2017 the Securities and Exchange Commission ("SEC") brought an administrative action against the Company and a former compliance officer for alleged violations of various federal securities laws in connection with the sale of certain low-priced securities from approximately June 2013 to January 2016, as well the Company's alleged failure to file suspicious activity reports. These charges arose from an investigation into the Company's handling of certain large volume transactions in low priced securities and the Company's alleged failure to adequately monitor and supervise those transactions.

After extensive settlement negotiations, on July 28, 2017, the SEC entered an Order Making Finings and Imposing Remedial Sanctions and a Cease-and-Desist Order against the Company, based upon a Offer of Settlement which the SEC had determined to accept. The SEC Order requires the payment of a civil monetary payment in the amount of $200,000; $50,000. of which was paid in August 2017. The remaining fine amount is to be paid in 12 monthly payments of $12,500 each. The SEC Order also required several Undertakings by the Company with respect to certain aspects to its business. The Company agreed to no longer accept customer deposits of stock trading at less than $5 per share in any manner, and to retain an independent consultant for a period of two years to review and recommend mandatory enhancements to the Company's AML policies and procedures, and to provide to the SEC's Division of Enforcement on a semiannual basis, a written assessment of the adequacy of the Company's AML policies and procedures. The Company has been making the required monthly payments to the SEC and has retained the independent consultant, but that the consultant has not yet begun its review.

Most significantly, the SEC Order contained a finding that the Company willfully violated Section 5(a) and 5(c) of the Securities Act and Section 17(a) of the Exchange Act and Rule 17a-8 thereunder. This finding of a "willful" violation of the cited sections

Act and Rule 17a-8 thereunder. This finding of a "willful" violation of the cited sections of the statutes and rule makes the Company subject to Statutory Disqualification from the securities industry. As a result, on August 18, 2017 the Company was advised by FINRA that it has determined that the Company is subject to a disqualification as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934. Generally, no member firm that becomes subject to a disqualification is permitted to continue in membership unless it requests and receives written approval from FINRA. The Company has requested such approval and is scheduled to appear at a hearing in Washington, D.C. on February 28, 2018 at which the Company's application to remain registered with FINRA will be presented to a subcommittee of the FINRA National Adjudicatory Committee.

In October 2014 FINRA's Department of Enforcement filed a disciplinary complaint against the Company, Bruce Meyers and Raana Khan (the "Respondents") alleging various violations of federal securities laws and FINRA rules. The Complaint arose from three separate examinations spanning from 2010 to 2013.

On April 27, 2016 an Extended Hearing Panel issued its Decision in the case which fined the Firm a total of $700,000 and permanently bared Bruce Meyers from acting in any supervisory or principal capacity and fined him a total of $75,000. All charges against Mr. Khan were dismissed. On May 23, 2016 the Company and Bruce Meyers filed an appeal with FINRA's National Adjudicatory Counsel ("NAC") seeking to have the fine reduced and Mr. Meyers' permanent bar overturned as a result of errors on the part of the Hearing Panel in rendering its Decision.

On January 4, 2018 the NAC issued its decision on the Company's appeal affirming the Extending Hearing Panel's decision and modifying the monetary sanctions against the Company but did not reduce the amount of the fine. The NAC increased the fine against Bruce Meyers from $75,000 to $100,000 and affirmed his bar from acting in a supervisory or principal capacity.

On February 5, 2018 the Company, through separate counsel, filed a notice of appeal of the NAC Decision with the SEC. The filing of the appeal with the SEC stays each of the sanctions imposed by the NAC

In April 2015 FINRA's Department of Enforcement filed a disciplinary Complaint against the Company and three former registered representatives alleging various violations of federal securities laws and FINRA rules. The Complaint contains two allegations against the Company: one for the failure to reasonably supervise its registered representatives from a former Chicago branch office, and one alleging that the Company did not have an adequate Anti Money Laundering ("AML") program designed to detect and prevent violations of the Bank Secrecy Act.

The hearing was held from February 24 through March 1, 2016. On November 11, 2016 an extended Hearing Panel issued its Decision and found that the Company had violated various FINRA rules by failing to adequately supervise its former Chicago office and also failed to establish and implement adequate AML policies and procedures. The Decision imposed a fine of $350,000 plus costs of $13,553 against the Company. The Hearing Panel also required the Company to retain an independent consultant to conduct a review of the Company's policies, procedures and systems. On December 6, 2016 the Company filed an appeal seeking to vacate the Decision in part and modify (reduce) the amount of the fine.

On December 22, 2017 the NAC issued its decision on the Company's appeal affirming the Extending Hearing Panel's decision and increased the amount of the fine from $350,000 to $500,000, and affirmed the NAC's finding that the Company is subject to statutory disqualification for its failure to reasonably supervise an employee who violated Section 10b of the Securities Exchange Act of 1934 while employed at the Company.

On January 23, 2018 the Company, through our office, filed a notice of appeal of the NAC Decision with the SEC. The filing of the appeal with the SEC stays each of the sanctions imposed by the NAC.

The Partnership is currently facing fines of $1,200,000 imposed by FINRA. The Partnership is actively contesting the amount of these assessments. They have accrued $150,000 in charges against the assessment while a compromise is sought. The remaining $1,050,000 has been included as part of Aggregate Indebtedness.

Customer Transactions

The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Leases

The Company has a non-cancellable lease agreement for its office space in New York. The new lease agreement is for a period of 10 years effective from December 1, 2011. Net approximate minimum rental payments attributable to the operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2018	379,656
2019	388,198
2020	396,932
2021	99,782
	$ 1,264,568

Rent expense for the year ended December 31, 2017 was $406,451 and is included in the occupancy expense in the statement of operations December 31, 2017.

6. Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures.

The three –level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's securities owned at market are recorded at fair value on a recurring basis, with any unrealized gains or losses, reported in the statement of income.

The fair values for the securities owned at market are based on quoted prices for identical instruments traded in active markets which are considered as "Level 1" input to the valuation technique used to measure fair value in accordance with the standard.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited partnership for tax purposes. Accordingly, all tax effects of the

Company's income or loss are passed through to the partners and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.
The Company has issued no guarantees at December 31, 2016 or during the year then ended.

10. Due from Affiliated Entity

As of December 31, 2017, the Company carried a balance due of $167,546 from Meyers Securities LP, an affiliated holding company, which is included in "Other Assets" on the accompanying Statement of Financial Condition. This balance has been outstanding for more than a year and has subsequently. It is treated as a non- allowable asset for net capital calculation purposes.

Windsor Street Capital, LP

Statement of Financial Condition
Year Ended December 31, 2017